UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 14f-1

Report of Change in Majority of Directors

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 thereunder

TECHMEDIA ADVERTISING, INC.
(Name of Registrant as Specified In Its Charter)

Commission File Number: 000-52945

62 Upper Cross Street, #04-01
Singapore, 058353
011-65-65323001

Incorporated in the	Employer Identification
State of Nevada	No. 98-0540833

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
TECHMEDIA ADVERTISING, INC. IS REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

This Information Statement is being mailed on or about August 4, 2009, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of TechMedia Advertising, Inc. (the “Company”).  You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on the Company’s Board of Directors (the “Board”) as a result of the closing of the below mentioned share exchange agreement.  As of the date of this Information Statement, there are 44,919,000 shares of Common Stock issued and outstanding.  The Company’s outstanding Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

On July 27, 2009, the Company entered into a share exchange agreement (the “Exchange Agreement”) with TechMedia Advertising Mauritius (“TM Mauritius”) and all of the shareholders of TM Mauritius (the “Vendors”), whereby the Company will acquire all of the issued and outstanding shares in the capital of TM Mauritius from the Vendors in exchange for the issuance of 24,000,000 shares of Common Stock to the Vendors on a pro rata basis in accordance with each Vendor’s percentage ownership in TM Mauritius.  TM Mauritius is the sole beneficial owner TechMedia Advertising (India) Private Limited, a company organized under the laws of India (“TM India”), which is engaged in the initial stages of selling outdoor advertising on billboards and digital signs in India located in high traffic locations, which locations range from transportation vehicles, commercial buildings, supermarkets and restaurants, by partnering with media space owners.

The Exchange Agreement is set to close on or before August 5, 2009 (the “Closing Date”), or on such earlier or later Closing Date as may be agreed to in advance and in writing by each of the parties.  On the Closing Date, the Vendors will collectively own 24,000,000 shares of Common Stock (which constitutes approximately 53.4% of the issued and outstanding capital stock of the Company) as follows: 9,600,000 shares of Common Stock will be owned by OneMedia Limited (21.4% of the issued and outstanding); 7,200,000 shares of Common Stock will be owned by Ternes Capital Ltd. (16.0% of the issued and outstanding); and 7,200,000 shares of Common Stock will be owned by Johnny Lian Tian Yong (16.0% of the issued and outstanding).

This Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of the Company’s Board.

In connection with the Exchange Agreement, Mr. Alan Goh, our current President, CEO, CFO, Secretary and Treasurer and a director, has agreed to resign as the Company’s President, CEO, CFO and Treasurer (remaining as our Secretary and a director) and to appoint Mr. Johnny Lian Tian Yong as the President, CEO, Chairman and a director of the Company, Mr. Ratner Vellu as a director of the Company and Mr. William Goh Han Tiang as the Treasurer and a director of the Company.  Messrs. Johnny Lian Tian Yong, Ratner Vellu and William Goh Han Tiang will become directors of the Company no sooner than 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

In addition to the foregoing, Mr. Alan Goh has by way of a letter agreement between the Company and himself agreed to cancel 24,000,000 shares of Common Stock registered in his name concurrently with the closing of the Exchange Agreement.

Please read this Information Statement carefully.  It contains biographical and other information concerning the executive officers and directors.  All of the Company’s filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Room 1580, 100F Street N.E., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company’s filings may be obtained from the SEC’s website at http://www.sec.gov.

CHANGE IN CONTROL SINCE END OF LAST FISCAL YEAR

As disclosed above, the completion of the Exchange Agreement will result in a change of control of the Company.

On September 15, 2008, Mr. Clifford Belgica, the Company’s former President and a director, sold all of his 500,000 (pre-forward split) shares of Common Stock and Mr. Denver Melchor, the Company’s former CFO, Secretary, Treasurer and a director sold all of his 700,000 (pre-forward split) shares of Common Stock for an aggregate of 1,200,000 (pre-forward split) shares of Common Stock to Mr. Van Clayton A. Pagaduan for an aggregate price of $12,000.  As of September 15, 2008, Mr. Van Clayton A. Pagaduan was the owner of 1,200,000 (pre-forward split) shares of Common Stock representing approximately 61% of the Company’s issued and outstanding Common Stock.

In addition, on January 15, 2009, Mr. Van Clayton A. Pagaduan, our former President, CFO, Secretary, Treasurer and director, sold all of his 1,200,000 (pre-forward split) shares of Common Stock to Mr. Alan Goh for a price of US$60,000 pursuant to a stock purchase agreement dated December 29, 2008.  As of such date Mr. Alan Goh was the owner of 1,200,000 (pre-forward split) shares of Common Stock representing approximately 61% of the Company’s issued and outstanding Common Stock.

The foregoing description of the stock purchase transaction between Mr. Van Clayton A. Pagaduan and Mr. Alan Goh does not purport to be complete and is qualified in its entirety by reference to the stock purchase agreement, which was filed with the Company’s Form 8-K on December 31, 2008, and which is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of July 31, 2009, regarding beneficial ownership of Common Stock by: (i) each person known by the Company (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock; (ii) each current director, nominee and named executive officer of the Company and (iii) all current officers and directors as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of this Information Statement, there are 44,919,000 shares of Common Stock issued and outstanding.

Name and Address of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock
Alan Goh Apt. Blk. 151 Ang Mo Kio Ave. 5 #09-3040 Singapore 560151	Current President, CEO, CFO, Secretary, Treasurer and Director	26,400,000 Direct	58.8%
Johnny Lian Tian Yong Blk. 84 Jalan Daud #06-01, Windy Heights Singapore 419593	Future director and officer(2)	7,200,000(2) Direct	16%
Ratner Vellu Blk. 106, Toa Payoh Lorong 1, #03-361 Singapore 310106	Future director(2)	Nil	Nil%
William Goh Han Tiang Blk. 155, Simei Road, #03-204 Singapore 520155	Future director and officer(2)	Nil	Nil%
All current officers and directors as a group		26,400,000	58.8%

Notes:
(1)
Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.

(2)	Upon completion of Exchange Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the members of our Board of Directors, executive officers and our significant employees upon completion of the Exchange Agreement:

Name	Age	Positions and Offices Held
Johnny Lian Tian Yong	43	New President, CEO, Chairman and director(1)
Ratner Vellu	43	New director(1)
William Goh Han Tiang	38	New Treasurer and director(1)
Alan Goh	48	Secretary and director, former President, CEO, CFO and Treasurer(2)

Notes:
(1)	Upon completion of the Exchange Agreement.
(2)
Mr. Alan Goh was appointed as the Company’s President, CEO, CFO, Secretary, Treasurer and a director on January 15, 2009.  Mr. Alan Goh will resign as the Company’s President, CEO, CFO and Treasurer upon completion of the Exchange Agreement.

Family Relationships

There are no family relationships between any of the Company’s directors or executive officers.

Business Experience

Johnny Lian Tian Yong (age 43) will become our CEO, Chairman and a director of our Company upon completion of the Exchange Agreement.  Mr. Lian is currently a director of Affinity Gold Corp., a mineral exploration company concentrating on gold exploration in Peru and Latin America (OTCBB: AFYG) and the Chairman of JAS Singapore Group of Companies, a Singapore corporation, that has subsidiary and affiliate businesses spanning more than 13 countries covering medical and hospitality services, finance and investments, logistics, human resources and professional development, green technologies and information technology services.  Mr. Lian has been the Chairman of JAS Singapore Group of Companies since October 1992. From October 2000 to present, Mr. Lian has been a director of JAS Medical Screening Centre Pte., Ltd., a Singapore corporation, which provides health services for the needy and medical screening for Chinese immigrants, foreign workers and foreign students coming into Singapore.  From June, 1996, to present, Mr. Lian has been a director of JAS Employment Agency Pte., Ltd., a Singapore corporation, which facilitates the influx of foreign workers and immigrants applying for work and residence in Singapore. From June, 2004, to present, Mr. Lian has been a director of JAS Plastic Industries Pte., Ltd., a Singapore corporation, which is involved in recycling waste plastics from corporations around the world into useful products.  From September, 2005, to present, Mr. Lian has been a director of JAS Marketing Pte., Ltd., a Singapore corporation, which provides business consulting concentrating on establishing trading ties with other companies, cooperation and consensus with fellow partners in the industry and identifying market threats and opportunities. From June, 2003, to present, Mr. Lian has been a director of JAS Technology Pte., Ltd., a Singapore corporation, which is in the business of remote video surveillance for world-wide locations through Wi-Fi and GPRS, as well as providing spare marine hardware for commercial and pleasure users of the sea.  From January, 2007, to present, Mr. Lian has been a director of JASTROL Pte., Ltd., a Singapore corporation, which functions as a gold bullion broker, dealer and also as a goldsmith in Singapore.

Ratner Vellu (age 43) will become our President and a director of our Company upon completion of the Exchange Agreement.  Mr. Vellu is currently a proprietor of M/s Ratner Associates (Advocates & Solicitors) (2000 to present), specializing in finance, insurance and corporate law.  Prior to this, Mr. Vellu was a partner with M/s Ashokan & Company (Advocates & Solicitors) specializing in commercial and insurance litigation.  Mr. Vellu has advised Singapore based clients on establishing a joint venture energy project in India and establishing a joint venture project for the promotion of an aerospace technology company in China.  Mr. Vellu received his Bachelor of Laws (Honors) from the University of London in 1994 and is a Barrister-At-Law of Gray’s Inn (1995), an Advocate and Solicitor of the Supreme Court of Singapore (1997) and a Commissioner for Oaths (2008).  Mr. Vellu is not an officer or director of any reporting issuer.

William Goh Han Tiang (age 38) will become our Treasurer and a director of our Company upon completion of the Exchange Agreement.  Mr. William Goh has been a director of One Equity (Singapore) Pte. Ltd. since February 2006, which is engaged in business development to prospect for mergers and acquisitions and initial public offerings in Asia and the Middle East.  From April 2005 to present, Mr. Goh has been the Team Head of Relationship Management for Orix Leasing Singapore Ltd., which is engaged in business development to prospect for new asset financing business in Asia.  From May 2003 to April 2005, Mr. Goh was the Assistant Vice President of Advisory Banking for DBS Bank where Mr. Goh spearheaded business development efforts in the food 7 beverage, textiles and consumer products industries in Asia.  Mr. Goh is an experienced banker of 11 years, having held positions at Sakura Bank, Chase Manhattan Bank, United Overseas Bank and Development Banks of Singapore since 1995.  During this period, Mr. William Goh has accumulated a wealth of experience in the areas of credit, corporate banking to advisory banking, and facilitating clients operating businesses in China.  Mr. William Goh graduated from the National University of Singapore (NUS), in 1995 with a Bachelor of Business Degree (Merit).  Mr. Goh is not an officer or director of any reporting issuer.

Alan Goh (age 48) is currently our President, CEO, CFO, Treasurer, Secretary and director (from January 15, 2009) and will remain as our Secretary and a director of our Company after the completion of the Exchange Agreement.  From mid 2008 to present, Mr. Alan Goh has been the sole proprietor of Majestic Resources, which is based in Singapore and provides labor outsourcing services that recruits foreign workers to Singapore.  From 2007 to mid 2008, Mr. Alan Goh was the manager of EZY Employment Agency Pte. Ltd., which is based in Singapore, where he managed the recruitment, training and immigration processing of workers in the Food & Beverage Industry, cleaning services and construction industry to Singapore as well as the return to their home country.  From 2006 to 2007, Mr. Alan Goh was the assistant operations manager of Kardin Wan Shen Logistics, which is based in Singapore, where he gained valuable experience and knowledge in freight forwarding and other logistical operations.  From 2003 to 2006, Mr. Alan Goh was a manager at PT. Pasifik Indo Mulia, an Indonesian trading company involved in importing electrical and electrical appliances from various asian countries into Indonesia.  From 1983 to 2003, Mr. Alan Goh worked in his family business named Bina Bharama Trading Pte. Ltd., a Singapore company involved in recycling of waste plastics into resins and the sale of such resins to plastic manufacturers, where he gained valuable knowledge of the recycling business and negotiating skills.  Mr. Alan Goh is not an officer or director of any other reporting issuer.

Involvement in Certain Legal Proceedings

As of the date of this Statement no current or proposed director or executive officer of the Company is or has been involved in any existing or pending legal proceeding within the past five years concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

As of the date of this Statement we are not aware of any material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

There are no transactions, since the beginning of the Company’s fiscal year ended July 31, 2009, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000 or one percent of the average of the Company’s total assets at year end for the last two fiscal years, and in which any related person had or will have a direct or indirect material interest except as follows:

Mr. Johnny Lian Tian Yong will be receiving 7,200,000 shares of Common Stock of the Company at the closing of the Exchange Agreement and will also be appointed as the President, CEO, Chairman and a director of the Company.

In addition, Mr. Ratner Vellu is a director and a shareholder of Ternes Capital Ltd., which will be receiving 7,200,000 shares of Common Stock of the Company at the closing of the Exchange Agreement and will also be appointed as a director of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to the Company for the fiscal year ended July 31, 2008, the Company has determined that the Company’s directors, officers, and greater than 10% beneficial owners complied with all applicable Section 16 filing requirements during the fiscal year ended July 31, 2009.

CORPORATE GOVERNANCE

Each director holds office until the next annual meeting of stockholders, and until his successor is elected and qualified.  The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of stockholders and until his successor is elected and qualified.  Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.  There are no family relations among any current or proposed officers or directors of the Company.

Director Independence

As of the date of this annual report, our Common Stock is traded on the OTC Bulletin Board (the “OTCBB”).  The OTCBB does not impose on us standards relating to director independence or the makeup of committees with independent directors, or provide definitions of independence.  However, under the definition of “Independent Director” as set forth in the NYSE AMEX Company Guide Section 8.03A, our current sole director is not independent.  Upon completion of the Exchange Agreement, one of our four directors, Mr. Ratner Vellu, will qualify as an independent director under the definition in the AMEX Company Guide.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors held four (4) meetings during the fiscal year ended July 31, 2009.  The Company currently has no formal policy regarding board members’ attendance at annual meetings of stockholders.  The Company held no annual or special meetings of stockholders in the last fiscal year ended July 31, 2009.

As of the date of this Information Statement, the Company’s Board of Directors has not appointed an audit committee, nominating committee or compensation committee; however, the Company is not currently required to have such committees.  Due to the early development stage of the Company and the lack of any independent members on the Board of Directors, the Company has determined that the functions ordinarily handled by such committees should be handled by the entire Board of Directors.  The Board of Directors intends, however, to review our governance structure and institute board committees and charters as necessary and advisable in the future, to facilitate the management of the Company’s business.

Nomination Committee

At the present time, the Company does not have a nomination committee.  The Company intends to adopt a nomination committee in the future.

As of the date of this Information Statement, the Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Company believes that a specific nominating policy would be premature and of little assistance until the Company’s business operations develop to a more advanced level.  The Company does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors, and does not have any specific process or procedure for evaluating such nominees.  The current Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

Audit Committee

As of the date of this Information Statement, the role of our audit committee is performed by our Board of Directors, which consists of our sole officer and director, Alan Goh.

The sole director representing the audit committee is not deemed independent as he holds the officer positions of President, CEO, CFO, Secretary and Treasurer.  The audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditory and any outside advisors engagement by the audit committee.

It is anticipated that the entire newly constituted Board of Directors will act as the audit committee upon the completion of the Exchange Agreement, which will result in there being a majority of interested directors on the audit committee.

The Company’s current Board of Directors has not determined that its current director qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.  The Board of Directors intends to identify an audit committee financial expert to serve the Company in that capacity and intends to add such a director to the board once identified.

Compensation Committee

To date no executive or director compensation has been paid by the Company and the Company does not have defined policy or procedures with respect to executive and director compensation.  Due to the early development stage of the Company and the lack of any independent members on the Board of Directors, the Company has determined that the functions ordinarily handled by such a committee should be handled by the entire Board of Directors.

Shareholder Communications

As of the date of this Statement, the Company does not have a defined process for security holders to send communications to the Board of Directors.  Security holders that wish to communicate with the Board of Directors are encouraged to contact the Company at its head office by letter or telephone.

EXECUTIVE COMPENSATION

In this item, “named executive officer” means:

(i)	all individuals serving as the Company’s principal executive officer or acting in a similar capacity during the last completed fiscal year (“PEO”), regardless of compensation level;

(ii)
the Company’s two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year and whose total compensation exceeds $100,000; and

(iii)
up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year.

Summary Compensation Table

The following table contains disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the Company’s named executive officers by any person for all services rendered in all capacities to the Company and its subsidiaries from the date of inception, January 30, 2007, to the last fiscal year ended July 31, 2009:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Alan Goh President, CEO, CFO, Secretary, Treasurer and Director	2009(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Van Clayton Pagaduan Former President, CFO, Secretary, Treasurer and Director	2009(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Clifford Belgica Former President, CEO and director	2008 2007(3)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Denver Melchor Former CFO, Secretary, Treasurer and director	2008 2007(3)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)	From January 15, 2009, to year ended July 31, 2009.
(2)	From September 9, 2008, to January 15, 2009.
(3)	From inception, January 30, 2007, to year ended July 31, 2007.

Narrative Disclosure to the Summary Compensation Table

We do not pay any compensation to our named executive officers at this time.  However, we reserve the right to compensate our named executive officers in the future with cash, stock, options, or some combination of the foregoing.

Outstanding Equity Awards at Fiscal Year-End

No long term incentive plan awards were made to any executive officer during the fiscal year ended July 31, 2009.  No individual grants of stock options, whether or not in tandem with stock appreciation rights (“SARs”) and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2009.

Director Compensation

We have not paid any compensation to our directors.  However, we reserve the right to compensate our directors in the future with cash, stock, options, or some combination of the foregoing.

AUDIT FEES

During the fiscal year ended July 31, 2009, the Company expects to incur approximately $10,000 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company’s financial statements for fiscal year ended July 31, 2009 and for the review of the Company’s financial statements for the fiscal quarters ended October 31, 2008, January 31, 2009, and April 30, 2009.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

During fiscal year ended July 31, 2009, the Company did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may include, but is not limited to, operating or supervising or managing the Company’s information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

ALL OTHER FEES

The Company did not incur any other audit related fees for advice from its principal independent accountant during the fiscal year ended July 31, 2009.

DATED: July 31, 2009
TechMedia Advertising, Inc.

/s/ Alan Goh
Alan Goh
President, CEO, CFO, Secretary, Treasurer and Director